CopyTele, Inc.
900 Walt Whitman Road
Melville, NY 11747

May 13, 2010

Via EDGAR & Federal Express

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mark P. Shuman Branch Chief
          Mail Stop 4561

Re:	CopyTele, Inc. Form 10-K/A for Fiscal Year Ended October 31, 2009 Filed March 10, 2010 File No. 000-11254

Dear Mr. Shuman:

This letter sets forth the responses of CopyTele, Inc. (“CopyTele” or the "Company") to the additional comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its comment letter dated April 27, 2010 (the "Comment Letter") with respect to the Company’s Annual Report on Form 10-K/A for the fiscal year ended October 31, 2009 (the “Form 10-K/A”).  In addition, this letter also contains the Company’s proposed changes to the Form 10-K/A.  For the convenience of the Staff, we are providing under separate cover a the hard copy of this letter in which the proposed changes to the Form 10-K/A have been marked to show changes from the applicable sections of the current Form 10-K/A.

We have reproduced below in italics each of the Staff's comments set forth in the Comment Letter.  Immediately following each such comment is the Company's response in regular font.  The Company's responses in this letter correspond to the numbers in the Staff's comments in the Comment Letter.

General

1.
Comment: We note your response to our prior comment 1. Please delete North Korea from the proposed disclosure to describe the U.S. economic sanctions and export control regulations that affect your business. Currently, the four countries designated by the State Department as state sponsors of terrorism are Cuba, Iran, Sudan, and Syria.

Response:  The disclosure on page 14 will be revised as follows to delete North Korea from the list of countries designated by the U.S as state sponsors or terrorism.

“Our international sales of our encryption devices, technology and software solutions are subject to U.S. and foreign regulations such as

Securities and Exchange Commission
May 13, 2010

the International Traffic in Arms Regulations (“ITAR”) and Export Administration Regulations and may require licenses (including export licenses) from U.S. government agencies or require the payment of certain tariffs.  In addition, in accordance with applicable regulations, we file the requisite semiannually reports on exports of these products with the applicable U.S. government agencies.  Our ability to export in the future is dependent upon our ability to obtain the export authorization from the appropriate U.S. government agency.  In addition, in accordance with Export Administration Regulations, without a valid export license, we are prohibited from exporting these products to any country that the U.S. State Department has identified as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls, which includes Cuba, Iran, ~~North Korea,~~ Sudan and Syria.  However, neither we nor any of our subsidiaries have ever exported, or currently anticipate exporting, any goods or services to any such countries either directly or to our knowledge, indirectly through any distributor or licensee, nor have we ever had, or anticipate in the future having, any direct or indirect arrangements or other contacts with the governments of those countries or entities controlled by those governments. Furthermore, before we make any domestic or international shipments of encryption equipment, software or technology, we confirm that the recipient is not on any denied person or similar list maintained by the U.S. Department of Commerce, Bureau of Industry and Security.”

Form 10-K for the Fiscal Year Ended October 31, 2009

Part I

Item 1. Business, page 4

2.
Comment: Your proposed disclosure in response to prior comment 2 continues to refer to modified payments to your agreement with Video con, without clarifying why or how those modifications occurred. Please expand your disclosure to discuss how and why these payments were modified to be "more closely aligned with progress being made." Clarify Copytele's limited performance requirements under the agreement and explain in greater detail the technical support that has and will be provided to Videocon's technical team. Given that the license fees account for a significant portion of your revenues and that future modifications of the timing of the payments and delays in the payments beyond the 27 month period could materially impact your results of operations, please ensure that you describe the provisions of the license agreement that allow for modifications or adjustments to the payments. Further, you state that Videocon did not become a related party until it purchased the equity interest in November 2007. Please note that Item 404(a) of Regulation S-K requires disclosure of any transaction since the beginning of the last fiscal year in which a person identified in Item 404(a) of Regulation S-K was or is to be a participant and the amount involved exceeds $120,000, irrespective of when the contract was originally formed.

Securities and Exchange Commission
May 13, 2010

Response:  The following disclosure will be added to “Item 1. Business” on page  5-6  and in “Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – General” and “ --Liquidity and Capital Resources” on page 20-22  and 31-32, respectively,  to clarify how and why CopyTele agreed to defer the license payments and to explain in greater detail Videocon’s performance requirements under the License Agreement

“In May 2008, we received the first installment of the license fee of $2,000,000.  ~~During the quarter ended April 30, 2009, we modified the payment terms from Videocon and we~~In March 2009, we agreed to defer license fee payments due from Videocon that had been schedule to be paid in the second quarter of fiscal year 2009 and we separately agreed to reimburse Videocon $250,000 for engineering services related to ~~an advanced version~~improved versions of our display technology, which amount was offset against amounts due ~~to~~from Videocon in lieu of a cash payment.  In addition, in June 2009, we received a license fee payment from Videocon of $250,000, which was due during the quarter ended April 30, 2009 pursuant to the modified payment terms.  In August 2009, we received an additional license fee payment from Videocon of $100,000, which was due during the quarter ended July 31, 2009 pursuant to the modified payment terms.  As of October 31, 2009, we have received aggregate license fee payments of $2,600,000.  ~~We further modified the payment terms~~In January 2010, we agreed to defer the license fee payments due from Videocon ~~during~~that had been schedule to be paid in the first quarter of fiscal ~~2010 for amounts that were due during that quarter.  The modifications were agreed to by CopyTele~~year 2010.  In March 2010, we received an additional license fee payment from Videocon of $300,000, which was due during the quarter ended January 31, 2010 pursuant to the modified payment terms.  While not contemplated or required by the terms of the License Agreement, after discussions with Videocon ~~to allow Videocon’s payments to be more closely aligned with the progress being made towards the optimization of the performance of the~~, we agreed to the payment deferrals in light of our joint decision to jointly develop ~~an advanced version~~improved versions of our display technology~~, although~~ and the additional time and effort required by Videocon and us to incorporate the developmental improvements related thereto which are aimed at reducing the power consumption, improving the reliability and lowering the fabrication cost.  However, the total amount of the payments did not change and Videocon’s obligation to make such payments ~~is~~continues to be subject only to CopyTele’s limited performance requirements described below and is not dependent on any specific performance standards which must be met by completion or delivery of prototypes of CopyTele’s products in the development stage. ~~Future~~Videocon’s obligations with respect to the pre-production phase, and CopyTele’s assistance, under the License Agreement remain unaffected.  As of April 30, 2010, we have received aggregate license fee payments from Videocon of $2.9 million.  We presently anticipate that ongoing improvements to our display technology will likely result in future modifications of the timing of payments from Videocon ~~could occur that might~~that would materially affect in which future periods revenues from Videocon are recognized and which ~~could~~would delay the payment of the license fee beyond the 27 month period~~.  Videocon’s obligations with respect to the pre-production phase, and CopyTele’s assistance, under the License Agreement remain unaffected.~~   ending in August 2010.  We cannot presently estimate specific future payments dates for the remaining $8.1 million of license fee payments.

Securities and Exchange Commission
May 13, 2010

Videocon is the flagship company of the Videocon Group, one of India’s leading business houses.  Videocon Group is a fully integrated consumer electronics and home appliances enterprise with backward integration in plasma panel, CRT glass, color picture tubes and other key components for the consumer electronics, home appliances and components industries.  Videocon Group also operates in the oil & gas sector. The Videocon Group has sales and service networks throughout India and operates facilities in Europe and elsewhere in the world.

We are working with Videocon to implement our technology into production display modules.  ~~The display modules consist of our low voltage phosphor displays, the attached associated driver circuits, and controller circuits.~~  Under the License Agreement, Videocon, with our assistance, is to provide the design and process engineering required to produce such display modules and also provide all tooling and fixtures required for the production process.  ~~Videocon has a group of qualified and experienced personnel assigned to this program.  In connection with our performance requirements under the License Agreement, we are providing technical support to Videocon’s technical team as part of our assistance to Videocon to produce such display modules, and are also~~The display modules consist of our low voltage phosphor displays, the attached associated driver circuits, and controller circuits.  Under the terms of the License Agreement, we are disclosing to Videocon the Licensed Technology, including any improvements, providing documentation and training of Videocon personnel, and cooperating with Videocon to jointly implement our technology prior to production to produce prototypes of such modules~~.  Videocon is utilizing its display processing technology and facilities to continue to produce various configurations of our display matrix to optimize its performance.  The matrix is the main component of our display, since it~~.  In connection with our performance requirements under the License Agreement, we are providing technical information to Videocon, so they can understand the design and fabrication processes involved in our display technology.  This includes providing the design and fabrication processes of the display components, such as the matrix which contains the structure to accommodate our electron emission technology and the color phosphors that are used to illuminate our ~~display.~~  displays.  Other components and fabrication processes include the design details of the electron emission system materials and specifications, the methods, materials and processes required to obtain a vacuum for our display operation and the methods and electronics involved to operate, test, and evaluate the performance of the display.  We and Videocon are improving the design and processes to optimize the displays performance and implement these improvements into display modules.  We are also using the assistance of Volga and the Asian company to implement these improvements.   Improvements to the technology are to be jointly owned by CopyTele and Videocon.”

Securities and Exchange Commission
May 13, 2010

The following disclosure will be added to “Item 1. Business” on page  5  and in “Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – General” and “ --Liquidity and Capital Resources” on page 21 and  32_to clarify that  the deferrals were not required by the terms of the License Agreement, but rather were jointly agreed to by the parties in light of the additional time and effort required to incorporate improvements into the product.

“In January 2010, we agreed to defer the license fee payments due from Videocon ~~during~~that had been schedule to be paid in the first quarter of fiscal ~~2010 for amounts that were due during that quarter.  The modifications were agreed to by CopyTele~~year 2010.  In March 2010, we received an additional license fee payment from Videocon of $300,000, which was due during the quarter ended January 31, 2010 pursuant to the modified payment terms.  While not contemplated or required by the terms of the License Agreement, after discussions with Videocon ~~to allow Videocon’s payments to be more closely aligned with the progress being made towards the optimization of the performance of the~~, we agreed to the payment deferrals in light of our joint decision to jointly develop ~~an advanced version~~improved versions of our display technology~~, although~~ and the additional time and effort required by Videocon and us to incorporate the developmental improvements related thereto which are aimed at reducing the power consumption, improving the reliability and lowering the fabrication cost.  However, the total amount of the payments did not change and Videocon’s obligation to make such payments ~~is~~continues to be subject only to CopyTele’s limited performance requirements described below and is not dependent on any specific performance standards which must be met by completion or delivery of prototypes of CopyTele’s products in the development stage. ~~Future~~Videocon’s obligations with respect to the pre-production phase, and CopyTele’s assistance, under the License Agreement remain unaffected.  As of April 30, 2010, we have received aggregate license fee payments from Videocon of $2.9 million.  We presently anticipate that ongoing improvements to our display technology will likely result in future modifications of the timing of payments from Videocon ~~could occur that might~~that would materially affect in which future periods revenues from Videocon are recognized and which ~~could~~would delay the payment of the license fee beyond the 27 month period~~.  Videocon’s obligations with respect to the pre-production phase, and CopyTele’s assistance, under the License Agreement remain unaffected.~~   ending in August 2010. We cannot presently estimate specific future payments dates for the remaining $8.1 million of license fee payments. “

Securities and Exchange Commission
May 13, 2010

As the Staff is aware, the Company has pending before the Commission a confidential treatment application with the Commission with respect to certain portions of the Company’s license agreement with Videocon.  Accordingly, the Company has not included in “Item 1. Business” or “Item 13.  Certain Relationships and Related Transactions, and Director Independence” certain of the economic terms of the license agreement for which confidential treatment is being sought.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

3.
Comment:  We note that you have received several modified payment amounts under the license agreement with Videocon, yet your disclosure does not describe how or why each of those modifications was made. As requested above, please expand your disclosure accordingly. Although the $11 million total amount due under the license agreement has not changed, it is unclear from your disclosure when and how the remainder of this obligation will be paid. Specifically, tell us the dollar amount of license fees expected to be received in the twelve months from the filing date of the Form 10-K and also, what consideration you have given to adding more specific disclosure as to the uncertainty of receipt of the future license payments.

Response:  We will update the disclosure in “Item 1. Business” on page 5-6  and in “Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – General” and “ --Liquidity and Capital Resources” on page 21-22  and 31-32, respectively, as set forth above in the response to Comment No. 2, to more fully describe how and why CopyTele agreed to defer the license payments and the modification letters will be filed as Exhibits to the Form 10-K.   As set forth above in the response to Comment No, 2, such disclosure will also include information as to the amount of the license fees received to date.  As noted  in the above disclosure, CopyTele is currently unable to estimate when the remaining unpaid portion of the license fees will be paid.  However, CopyTele has not assumed receipt of such proceeds for the purposes of projecting cash flow needs for the 12 months ending January 31, 2011 and the following disclosure will be added to “Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations –Liquidity and Capital Resources” on page 34 to indicate that CopyTele has not identified any uses for such proceeds.

“We believe that our existing cash, cash equivalents, and investments in U.S. government securities, together with cash flows from expected sales of our encryption products and revenue relating to our thin, flat, low-voltage phosphor display technology, and other potential sources of cash flows, but without regard to the timing or amount of license fees and royalties from Videocon, will be sufficient to enable us to continue our marketing, production, and research and development activities for at least 12 months.   We have not currently identified any specific use for the license fee or royalty payments, if any, that we may receive from Videocon and any such payments will be available for general corporate purposes or such other uses as our management may determine.  Pending their use, any payments received from Videocon will be invested in short-term, interest-bearing securities.  However, our projections of future cash needs and cash flows may differ from actual results.  If current cash and cash that may be generated from operations are insufficient to satisfy our liquidity requirements, we may seek to sell debt or equity securities or to obtain a line of credit.  The sale of additional equity securities or convertible debt could result in dilution to our stockholders.  It is also management’s intention to continue to compensate employees and consultants by issuing stock or stock options.  We currently have no arrangements with respect to additional financing.  We can give no assurances that we will generate sufficient revenues in the future (through sales, license fees and royalties, or otherwise) to satisfy our liquidity requirements or sustain future operations, that our production capabilities will be adequate, that other products will not be produced by other companies that will render our products obsolete, or that other sources of funding would be available, if needed, on favorable terms or at all.  If we cannot obtain such funding if needed, we would need to curtail or cease some or all of our operations.”

Securities and Exchange Commission
May 13, 2010

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 40

4.
Comment: Your response to prior comment 6 indicates that you have relied upon the information provided in Schedule 13G filed by Mars Overseas Limited; however, Instruction C to Schedule 13G requires disclosure pertaining to each executive officer and director of a corporation if a corporation is the reporting entity. There are similar disclosure requirements if the reporting entity is either a general or limited partnership. As such, the Schedule 13G should include the required  disclosure. Accordingly, we do not believe the prior comment has been satisfactorily resolved and we will contact you to discuss this matter further.

Response:  We have been just recently been advised by counsel to Mars Overseas Limited (“Mars Overseas”) that Mars Overseas intends to file in the next several days an amendment to its Schedule 13G to disclose the identities of the natural persons who control Mars Overseas or otherwise have shared or sole voting power over the Company shares held by Mars Overseas Limited and we will modify footnote on page 38 to reflect the disclosures in the 13G Amendment as soon as it becomes available.

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
May 13, 2010

Thank you for your assistance in this matter.

Please call me at (631) 549-5900 or Michael Schwamm of Duane Morris LLP, counsel to the Company, at (212) 692-1054 if you have any comments or questions, or if we can be of any assistance.

Sincerely,
/s/ Denis A. Krusos
Denis Krusos
Chairman of the Board and
Chief Executive Officer

cc:           Stephani Bouvet / Securities and Exchange Commission
Michael D. Schwamm, Esq./Duane Morris, LLP